

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

Via E-mail
Tsai Ko
Chief Executive Officer and Director
Longbau Group, Inc.
15/B—15/F Cheuk Nang Plaza
250 Hennessy Road, Hong Kong

> **Re:** **Longbau Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2014**
> **File No. 333-194583**

Dear Mr. Ko:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company has had no or nominal operations and assets since inception in December 2013. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status

2. Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

3.   Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being sold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to fix the price at $0.0005 (or whatever alternative price is determined) for the duration of the offering.

4.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

5.   Please disclose on your prospectus cover page that you are an emerging growth company.

Summary of the Offering, page 2

6.   You state here that you are actively pursuing your business plan but have not generated any revenue. Yet on page 5, under the risk factor "Our business and prospects could be materially and adversely affected . . . ," you state that you are "currently selling services in Hong Kong." Please revise here and in the Business section to clarify the current status of your business activities. Disclose your expected schedule for full development of your business plan.

7.   Please disclose whether the officers of the company expect to work full time on this business. If not, please state what percentage of their business time they expect to dedicate to the company.

Risk Factors, page 4
Our limited operating history may not serve as an adequate basis . . ., page 4

8. Please revise to clarify the nature of the intellectual property and proprietary technology you refer to.

We may require additional funds to continue our business plan, page 8

9. Please revise your estimated budget for 2014 to include the costs of this offering and the estimated expenses to maintain your status as a reporting company. Quantify your need for additional funding during the next twelve months. Provide a more thorough discussion of these funding needs in your Liquidity and Capital Resources section.

Business, page 19

10. Please clarify the term "mainland Hong Kong."

11. On page 1 you state that your business plan is to sell death care products and services as well as provide funeral consultation and funeral service management. Here you state that you will focus on management consulting and consulting on the purchase of death care products and services. Please revise to reconcile these descriptions.

12. Discuss in further detail how your business will function what types of products you will market and sell, and the nature of the services you will offer. For example, will you sell a wide variety of products of different brands? Will your sales and services be independently offered to customers or will they be linked together, and if so, how? Will you have brick-and-mortar stores, or will all your business be conducted through the internet? Clearly identify your expected sources of revenues.

13. You state that you will provide a "unique shopping experience" that will give you a significant advantage over your competitors and allow your business to become a "a major player" in the industry and become "an internationally recognized brand." Please revise to provide a stronger basis for these claims, or delete such language. Your discussion of your competitive strengths on page 20 does not provide a strong enough basis.

Management Consulting Services, page 21

14. It appears that you are planning on offering general business management consulting. Please clarify how, if at all, this service is linked to death care services.

Management, page 21

15.   Please clarify your reference to "part-time employees who are shareholders of the Company."

Regulation, page 22

16.   Please discuss all material regulations that the company is subject to, or confirm in your response that there are no material regulations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3628, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.